John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

September 16, 2019

Re:	NowRx, Inc.
Amendment No. 1 to
Offering Statement on Form 1-A
Filed September 13, 2019
File No. 024-11058

Dear Mr. Reynolds:

We acknowledge receipt of comments in your letter of September 16, 2019 regarding Amendment No. 1 to the Offering Statement of NowRx, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A filed September 13, 2019

The subscription agreement has a forum selection provision .. . ., page 15

1.	We note that your subscription agreement has a forum selection provision that applies to any suit, action or proceeding arising out of or based on the subscription agreement. We also note that you believe the exclusive forum provision applies to claims arising under the Securities Act. Please disclose whether the forum selection clause also applies to claims under the Securities Exchange Act of 1934.

The Company has revised the disclosure as requested by the Staff.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Cary Breese
NowRx, Inc.